Exhibit (a)(33)

AIRTRAN PRESS RELEASE

FOR IMMEDIATE RELEASE	Media Contacts:	Tad Hutcheson
February 20, 2007		tad.hutcheson@airtran.com
678.254.7442

Judy Graham-Weaver
judy.graham-weaver@airtran.com
678.254.7448

AIRTRAN RESPONDS TO ORDER FROM NEW YORK COURT

ORLANDO, Fla. (February 20, 2007) – AirTran Holdings, Inc., (NYSE: AAI), parent company of AirTran Airways (“AirTran”), today commented on the ruling by Justice Helen E. Freedman in AirTran New York LLC v. Midwest Air Group, Inc., in the Supreme Court for the State of New York, New York County.

“While we are certainly disappointed that the court did not rule in AirTran’s favor due to a technicality, we are deeply concerned with the lengths that Midwest’s management group is willing to go to ensure that their shareholders are denied full access to the details of our merger offer,” said Joe Leonard, AirTran’s chairman and chief executive officer. “We find it extraordinary that in today’s business world – where full-disclosure is paramount – that a public corporation would take pride in denying information to its shareholders. It is disconcerting that the Midwest board and management would want to withhold information from their shareholders and not allow them to evaluate the AirTran offer on their own.

“AirTran will appeal the ruling in New York, and we will continue to disseminate accurate information about our offer and the benefits the combination of these two great airlines will bring to the greater Milwaukee community in terms of job growth, an expanded flight schedule and economic development.”

AirTran Airways, a Fortune 1000 company and one of America’s largest low-fare airlines with more than 8,000 friendly, professional Crew Members, operates more than 700 daily flights to 54 destinations. The airline’s hub is at Hartsfield-Jackson Atlanta International Airport, where it is the second largest carrier. AirTran Airways’ aircraft features the fuel-efficient Boeing 737-700 and 717-200 to create America’s youngest all-Boeing fleet. The airline is also the first carrier to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class and XM Satellite Radio on every flight. For reservations or more information, visit airtran.com (America Online Keyword: AirTran).

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AirTran Holdings Responds to Order from New York Court

This document relates to the offer by AirTran Holdings, Inc. (“AirTran”), through its wholly owned subsidiary, Galena Acquisition Corp., to exchange for all of the issued and outstanding common stock and associated rights (the “Midwest Shares”) of Midwest Air Group, Inc. consideration consisting of $6.625 in cash and 0.5884 of a share of AirTran common stock. The offer currently is scheduled to expire at 12:00 Midnight, New York City time on March 8, 2007, unless extended. AirTran and Galena have expressly reserved the right, in their sole discretion, to extend the period of time during which the offer will remain open. Any extension will be announced no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. This document does not constitute an offer to purchase or the solicitation of an offer to sell which is being made only pursuant to the Offer to Exchange and related Letter of Transmittal forming part of the registration statement referred to below. The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Prospectus and is incorporated by reference. The offer to exchange is not being made to and nor will tenders be accepted from or on behalf of holders of securities of Midwest Air Group, Inc. in any jurisdiction in which the making of the offer or the acceptance thereof would not comply with the laws of such jurisdiction. In those jurisdictions in the United States where the securities, blue sky or other laws require the offer to exchange to be made by a licensed broker or dealer, the offer to exchange shall be deemed to be made on behalf of AirTran and Galena by Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC (the “Dealer Managers”), or by one or more registered broker or dealers under the laws of such jurisdiction.

AirTran has filed with the United States Securities and Exchange Commission a registration statement (No. 333-139917) to register the AirTran shares which would be issued in the proposed transaction and in the future may file a proxy statement with respect to the proposed transaction. Investors and security holders are urged to read the registration statement and, when available, the proxy statement as well as any other relevant documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and, when available, the proxy statement at www.sec.gov. The registration statement and, when available, the proxy statement and such other documents may also be obtained free of charge from AirTran by directing such request to: Richard P. Magurno, Corporate Secretary, AirTran Holdings, Inc., 9955 AirTran Boulevard, Orlando, Florida 32827 or to the information agent for this offering: Innisfree M&A Incorporated, 501 Madison Avenue New York, New York 10022.

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